ECLIPSE FUNDS
51 Madison Avenue
New York, NY 10010

August 25, 2009

VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Eclipse Funds (the “Registrant”) Form N-14 File No. 333-160656

Dear Ms. Hatch:

As you have requested, this letter confirms our understanding on behalf of the Registrant that the staff of the Division of Investment Management (“Staff”) does not agree with certain statements made by the Registrant in its response letter filed via EDGAR on August 24, 2009.  The August 24th letter responded to comments you and Mr. Frank Dalton provided telephonically on August 20-21, 2009 regarding Pre-Effective Amendment #1 to the Form N-14 relating to the merger of MainStay Small Cap Growth Fund with and into the MainStay Small Company Value Fund (“Small Company Value Fund”) (the “Reorganization”).

We understand that the Staff does not agree with the following statement made by the Registrant in the August 24th letter: “The Registrant does not believe that the changes to the Small Company Value Fund’s 80% policy as described in the prospectus supplement filed with the SEC on June 29, 2009 (the “June 29th Supplement”) resulted in a change to its non-fundamental policy adopted under Rule 35d-1.”  However, you have indicated that the Registrant’s agreement to maintain compliance with the Small Company Value Fund’s prior 80% policy until September 8, 2009, as stated in the August 24th letter, will provide shareholders with the required 60 days’ notice.

We also understand that the Staff does not agree with the following statement in the August 24th letter: “The change to Small Company Value Fund’s non-fundamental 80% policy described in the June 29th Supplement was not material to require an amendment to its registration statement under Rule 485(a).”  We understand that the Staff considers this change and other changes made to the principal investment strategy, investment process, and principal risks of the Small Company Value Fund described in the June 29th Supplement were material and believes that the Registrant should have amended its registration statement under Rule 485(a) to implement these changes.  However, you have indicated that the Staff does not expect the Registrant to amend its registration statement under Rule 485(a) at this time, but has advised the Registrant that it believes similar changes in the future would require a Rule 485(a) filing.

If you have any questions or comments in connection with the foregoing, please contact me at 704.339.3164, Marguerite E. H. Morrison at 973.394.4437, Thomas C. Humbert, Jr. at 973-394-4505, or Erin G. Wagner of Dechert LLP at 202.261.3317.

Very truly yours,

/s/ Corey F. Rose
Corey F. Rose
Associate
Dechert LLP, counsel to the Registrant

cc:           Sander M. Bieber, Dechert, LLP
Erin G. Wagner, Dechert, LLP
Marguerite E. H. Morrison, New York Life Investment Management LLC
Thomas C. Humbert, Jr., New York Life Investment Management LLC